UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006 (July 5, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia
GPO Box 772H Melbourne
Victoria 3001, Australia
Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

4 July, 2006

ANSELL RECONFIRMS F’06 GUIDANCE AND CAUTIONS ON F’07 OUTLOOK

As Ansell Limited (ASX:ANN) has previously highlighted, during the fiscal year ended on 30 June, 2006, it has faced sharply higher input costs, for energy, oil based synthetic materials and, most notably, natural rubber latex – where prices have nearly doubled over the last two years.

Notwithstanding these significantly higher input costs, management and the Board are pleased to confirm that Ansell expects to achieve current year (F’06) pre-South Pacific Tyres (SPT) earnings per share (EPS), within the US0.54¢-US0.57¢ guidance range previously announced to the market. These amounts exclude a US$4.1 million write-down incurred during the year on the now exited SPT investment.

Ansell Chief Executive Officer Doug Tough said “Record second half sales, good results from non-latex product lines, plant efficiencies, savings in overheads and lower interest and tax expenses are expected to enable Ansell to achieve F’06 EPS guidance despite a year on year approximately US$14 million net EBIT impact from higher latex costs. It is worth noting that within our portfolio Occupational, which accounts for about 50% of Ansell’s total sales, is essentially a non-latex business. Even within our Professional and Consumer product lines, latex primarily impacts examination and household gloves, while its effect on surgical gloves and condoms is much less significant”.

Ansell also expects to end F’06 with a strong balance sheet and low gearing notwithstanding substantial share buybacks and higher dividends payments.

Looking forward, the Board considers that the current analysts’ consensus for F’07 EPS is too high. “We think the market has yet to fully factor in the impact of higher latex, or the constraints upon our ability to pass these higher costs on to customers” said Doug Tough.

Based on Ansell’s current expectations, the net adverse impact of higher latex costs on EBIT in F’07 (after selling price increases and manufacturing initiatives) is likely to be approximately US$10 million. In addition, the Board has authorised an increase in other expenses to support growth initiatives, especially as they relate to new product development, growing market share in current countries and establishing a strong presence in new channels and emerging markets. Ansell also plans to further invest in Jissbon, its newly acquired branded condom business in China.

Additionally, Ansell advises that it is preparing to initiate a tender offer valued at approximately US$34 million for a European publicly traded company within the next 24 hours. This acquisition would give Ansell a leading market position in a new geography. Further details will be provided shortly.

Further details regarding the F’07 outlook will be provided with the August full year results release.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes	Rustom Jilla	David Graham
Cannings	Chief Financial Officer	General Manager – Finance & Treasury
Tel: (+61) 0407 911 389	Tel: (+1 732) 345 5359	Tel: (+61 3) 9270 7215 or (+61) 0401 140 749
Email: pbrookes@cannings.net.au	Email: rjilla@ansell.com	Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: July 5, 2006